Exhibit 99.2

                    [LETTERHEAD OF W. P. STEWART & CO., LTD.]

                                                                   PRESS RELEASE

Contact: Fred Ryan
telephone: 441.295.8585

April 2, 2007
Hamilton, Bermuda

              W.P. Stewart & Co., Ltd. April Dividend Dates Revised

W.P. Stewart & Co., Ltd. today issued a correction to the release dated 29 March, 2007 regarding the April dividend payment date and record date of its common shares. The common share dividend of US$0.15 per common share will be paid on 27 April, 2007 to shareholders of record on 13 April 2007.

The original release incorrectly said the dividend is payable on 28 April, 2007 to shareholders of record as of 14 April, 2007.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.